


14035175

Martha Redding
Chief Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.redding@theice.com

CONFIDENTIAL TREATMENT REQUEST


RECEIVED
NOV 28 2014
OFFICE OF THE SECRETARY

VIA MAIL

November 26, 2014

The Secretary
Securities and Exchange Commission
Washington, D.C. 20549

Re: **Application Requesting Confidential Treatment for Certain Documents Produced to the United States Securities and Exchange Commission by NYSE in Connection with its Amendment to Form 1**

Dear Secretary:

The purpose of this letter is to request confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934 for certain documents submitted pursuant to Rule 6a-2, addressed to the Division of Market Regulation, Office of Market Supervision, United States Securities and Exchange Commission ("SEC" or the "Commission"), and signed by Martha Redding, Chief Counsel, NYSE.

Description	Bates Nos.	Date Produced
Exhibit D of NYSE's Amendment to Form 1 containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE, dated June 30, 2014 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.	NYSE-14-0005– NYSE 14-0107	June 30, 2014 and November 26, 2014

Description	Bates Nos.	Date Produced
Exhibit D of NYSE MKT's Amendment to Form 1, containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE MKT, dated June 30, 2014 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934	MKT-14-0005– NYSE 14-0107	June 30, 2014 and November 26, 2014
Exhibit D of NYSE Arca's Amendment to Form 1, containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE Arca, dated June 30, 2014 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934	ARCA-14-0005– ARCA-14-0107	June 30, 2014 and November 26, 2014

The above-referenced Bates stamped documents ("Confidential Material") are deemed by Intercontinental Exchange, on behalf of the NYSE Holdings, LLC, New York Stock Exchange LLC, NYSE MKT LLC, and NYSE Arca, Inc. (collectively, the "Exchanges"), to be highly confidential in their entirety and confidentiality therefore is being requested under the Freedom of Information Act, 5 U.S.C. 552, the Commission's rules and regulations thereunder (e.g., 17 C.F.R. 200.83(c)) and other applicable statutes or regulations. We request that the Confidential Material be kept confidential for a minimum of 3 years from the date of this letter (until November 24, 2017) to ensure that the information is considered sufficiently stale and therefore could not create competitive harm, disadvantage the Exchanges, or be misconstrued to the detriment of the Exchanges and/or public. Because these Confidential Materials constitute commercial and/or financial information which are privileged or confidential, they are subject to the exemption from mandatory disclosure under Exemption 4 of the FOIA, 5 U.S.C. § 552(b)(4) (1976). In addition, NYSE, on behalf of the Exchanges believes that Exemption 8 is also applicable as well as the protections available under the Privacy Act of 1974, 5 U.S.C. § 552a.

Section 552(b)(4) of the FOIA exempts from the disclosure requirements of the FOIA "trade secrets and commercial or financial information obtained from a person and privileged or confidential". The FOIA contains no definition of "privileged" or "confidential". In Gulf & Western Industries, Inc. v. U.S., 615 F.2d 527 (D.C. Cir. 1979), the Court of Appeals concluded that information is confidential for purposes of the FOIA if (i) it is not of the type normally released to the public by the submitter and (ii) the information is of the type that would cause substantial competitive harm if released. There is no requirement that "competitive harm" be established by a showing of actual competitive harm. Rather, "actual competition and the likelihood of substantial competitive injury is all that needs to be shown." Gulf & Western Indus., Inc. v. U.S., 615 F.2d at 530. Thus, in National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976), the Court of Appeals concluded that the disclosure of certain financial information, including costs and price-related items, was likely to cause substantial harm to the disclosing party's competitive position. Such disclosure, if required, would provide competitors with valuable information relating to the operational strengths and weaknesses of the disclosing company. Such competitive harm may result from the use of such information either by direct competitors or by persons with whom one is negotiating. See American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 868 n.13 (2d Cir.1978). It is also clear that the exemption was intended to prevent the fundamental unfairness that can result from one side having confidential information about the other in a business context. Cf. National Parks, supra, at 678 n.18.

Further, the information set forth in the Confidential Material has been provided to the Commission in connection with the Exchanges requirements under 17 CFR 240.6a-2. This information is not of a type customarily made available by the Exchanges to the public. Consequently, the disclosure of the information holds the potential for significant competitive harm to the Exchanges. Additionally, the Confidential Materials are not necessary for the protection of investors as the entities for which the financial information has been omitted are not public companies and do not hold assets of investors.

For all the foregoing reasons, the Exchanges requests that the Commission determine to protect the confidentiality of the Confidential Material and the information contained therein.

We consent to the release of the Confidential Material for official purposes to any member of the Commission, its Staff, other government agencies, offices or bodies, or Congress.

Should the Commission receive any request for these documents from any third party not a member of the Commission, its Staff, other government agencies, offices or bodies, or Congress, either pursuant to the Freedom of Information Act or otherwise, we request that we are given an opportunity to object to such disclosure. Furthermore, should the Commission be inclined to disclose these documents to any third party that is not a member of the Commission, its Staff, other government agencies, offices or bodies, or Congress, we request that, in accordance with normal Commission practice, the Commission will provide ten business days' advance notice of any such decision. See, e.g., Chrysler Corp. v. Brown, 441 U.S. 281 (1979).

In that event, we request that the Commission immediately telephone and provide a written copy of such notice to Martha Redding, Chief Counsel, NYSE Regulation, Inc., 20 Broad Street, 18th Floor, New York, New York 10005, (212) 656-2938, martha.redding@theice.com, so that further substantiation of this confidentiality request may be submitted.

Sincerely,



cc (w/enclosures):

Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
450 Fifth Street, N.W.
Washington, D.C. 20549

The following information was submitted with a request that the Securities and Exchange Commission grant confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934 ("Exchange Act") for certain information contained in Exhibit D of amendments to Form 1, which were filed pursuant to Rule 6a-2 under the Exchange Act. The Securities and Exchange Commission denied the request for confidential treatment. See Securities Exchange Act Release No. 83760 (August 1, 2018) (Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc. and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act). See also Securities Exchange Act Release No. 84497 (October 29, 2018) (Order Lifting the Automatic Stay of the Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act).

NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenue:	
Other Income	$ 43
Total Revenue	43
Expenses:	
Compensation and Benefits	4
Other Taxes	12
Operating Expenses	16
Operating Income	27
Dividend from Group Companies	112,000
Other Income	112,000
Pre-Tax Net Income	112,027
Income Tax Expense	651
Net Income	$ 111,376

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and Cash Equivalents	$ 2
Current Assets	2
OTHER NONCURRENT ASSETS:	
Deferred Tax Assets - Noncurrent	197
Other Noncurrent Assets	197
Total Assets	$ 199
LIABILITIES and SHAREHOLDER'S EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 26,915
Current Liabilities	26,915
Liabilities	26,915
SHAREHOLDER'S EQUITY:	
Contributed Capital	(485,337)
Retained Earnings	458,621
Total Shareholder's Equity	(26,716)
Total Liabilities and Shareholder's Equity	$ 199

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Wall and Broad Insurance Company
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenues:		
Other Revenue	$	1,182
Total Revenue		
Liquidity Payments, Routing & Clearing		(620)
Total Revenue, less transaction-based expenses		562
Expenses:		
Compensation and Benefits		848
Professional Services		85
Operating Expenses		933
Operating Loss		(371)
Interest Income		5
Interest Expense		(1)
Other Income		4
Pre-Tax Net Loss		(367)
Income Tax Benefit		91
Net Loss	$	(276)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Wall and Broad Insurance Company
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	5,290
Prepaid expenses and other current assets		640
Deferred Tax Assets - current		216
Current Assets		6,146
Assets	$	6,146
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	71
Deferred Revenue and other current liabilities		3,435
Current Liabilities		3,506
Liabilities		3,506
SHAREHOLDER'S EQUITY:		
Contributed Capital		250
Retained earnings		2,390
Total Shareholder's Equity		2,640
Total Liabilities and Shareholder's Equity	$	6,146

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe Holdings, LLC
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

LIABILITIES and SHAREHOLDER'S EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 1
Current Liabilities	1
Liabilities	1
SHAREHOLDER'S EQUITY:	
Retained deficit	(1)
Total Shareholder's Equity	(1)
Total Liabilities and Shareholder's Equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenues:		
Transaction and Clearing Fees	$	11,124
Market Data		393
Other Revenue		974
Liquidity Payments, Routing & Clearing		(2,814)
Total Revenue		9,677
Expenses:		
Compensation and Benefits		5,223
External System & Communications		1,926
Professional Services		2,909
Amortization & Depreciation Expense		1,139
Rent and Other Occupancy		8
Other Operating Expense		2,070
Technology Expenses		7,000
Fine Income		(35)
Operating Expenses		20,240
Operating Loss		(10,563)
Interest Income		3
Interest Expense		(420)
Freign Exchange Loss		(132)
Other Loss		(549)
Pre-Tax Net Loss		(11,112)
Net Loss	$	(11,112)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,008
Current Assets		1,008
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost		6,941
Accumulated Depreciation		(6,859)
Property and Equipment, Net		82
OTHER NONCURRENT ASSETS:		
Other intangibles assets, net		26,018
Other Noncurrent Assets		26,018
Assets	$	27,108
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	21,304
Accrued salaries and benefits		4,337
Deferred Revenue and other current liabilities		435
Income taxes payable		32
Current Liabilities		26,108
Liabilities		26,108
SHAREHOLDER'S EQUITY:		
Contributed Capital		126,002
Retained earnings		(125,002)
Total Shareholder's Equity		1,000
Total Liabilities and Shareholder's Equity	$	27,108

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Expenses:		
Other Operating Expense	$	8
Operating Expenses		**8**
Operating Loss		**(8)**
Net Loss	**$**	**(8)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Accounts Receivable, net of allowance	$	405
Current Assets		405
Assets	$	405
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	140
Current Liabilities		140
Liabilities		140
SHAREHOLDER'S EQUITY:		
Contributed Capital		410
Retained deficit		(145)
Total Shareholder's Equity		265
Total Liabilities and Shareholder's Equity	$	405

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Board Member LLC
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenues:	
Other Revenue	$ 6,101
Total Revenue	6,101
Expenses:	
Merger Expenses and Exit Costs	415
Compensation and Benefits	3,335
External System & Communications	58
Professional Services	77
Amortization & Depreciation Expense	257
Rent and Other Occupancy	331
Office and Telecom	1,581
Marketing	75
Other Operating Expense	1,445
Operating Expenses	7,574
Operating Loss	(1,473)
Pre-Tax Net Loss	(1,473)
Income Tax Benefit	544
Net Loss	$ (929)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Board Member LLC
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,162
Accounts Receivable, net of allowance		(8,722)
Prepaid expenses and other current assets		64
Income Taxes Receivable		3,835
Deferred Tax Assets - Current		255
Current Assets		(3,406)
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost		265
Accumulated Depreciation		(177)
Property and Equipment, Net		88
OTHER NONCURRENT ASSETS:		
Goodwill		6,746
Other intangibles assets, net		1,363
Other Receivables		16
Other Noncurrent Assets		8,125
Assets	$	4,807
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits	$	1,053
Deferred Revenue and other current liabilities		1,871
Current Liabilities		2,924
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		220
Noncurrent Liabilities		220
Liabilities		3,144
SHAREHOLDER'S EQUITY:		
Contributed Capital		8,890
Retained earnings		(7,227)
Total Shareholder's Equity		1,663
Total Liabilities and Shareholder's Equity	$	4,807

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Techologies, Inc
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenues:		
Software and Technologies	$	33,046
Market Data		1,928
Total Revenue		34,974
Expenses:		
Merger Expenses and Exit Costs		1,496
Compensation and Benefits		12,472
External System & Communications		2,184
Professional Services		11,529
Amortization & Depreciation Expense		654
Rent and Other Occupancy		116
Office and Telecom		1,125
Marketing		124
Other Operating Expense		6,220
Technology Expenses		11,156
Operating Expenses		47,076
Operating Loss		(12,102)
Foreign Exchange Loss		(1,759)
Other Loss		(1,759)
Pre-Tax Net Loss		(13,861)
Income Tax Benefit		6,550
Net Loss	$	(7,311)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Techologies, Inc
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Short Term Investments	$	34
Prepaid expenses and other current assets		3,265
Deferred tax assets - current		635
Current Assets		3,934
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost		9,833
Accumulated Depreciation		(8,557)
Property and Equipment, Net		1,276
OTHER NONCURRENT ASSETS:		
Other Receivables		33
Deferred tax assets - noncurrent		9,491
Other Noncurrent Assets		9,524
Assets	$	14,734
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	17,262
Accrued salaries and benefits		3,616
Deferred Revenue and other current liabilities		14,803
Income taxes payable		3,277
Current Liabilities		38,958
NONCURRENT LIABILITIES:		
Other noncurrent liabilities		139
Deferred tax liabilities - noncurrent		38
Noncurrent Liabilities		177
Liabilities		39,135
SHAREHOLDER'S EQUITY:		
Contributed Capital		22,264
Retained deficit		(46,665)
Total Shareholder's Equity		(24,401)
Total Liabilities and Shareholder's Equity	$	14,734

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYFIX, Inc.
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenues:	
Sold Product and Services	$ 62,606
Total Revenue	62,606
Expenses:	
Merger Expenses and Exit Costs	1,451
Compensation and Benefits	13,115
External System & Communications	10,154
Professional Services	2,789
Amortization & Depreciation Expense	3,071
Rent and Other Occupancy	1,960
Office and Telecom	1,015
Marketing	367
Other Operating Expense	3,455
Operating Expenses	37,377
Operating Income	25,229
Interest Income	1
Foreign Exchange Loss	(170)
Other Loss	(169)
Pre-Tax Net Income	25,060
Income Tax Expense	8,736
Net Income	$ 16,324

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYFIX, Inc.
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,281
Accounts Receivable, net of allowance		22,377
Prepaid expenses and other current assets		338
Income tax receivable		5,613
Deferred tax receivable - current		2,543
Current Assets		32,152
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost		14,197
Accumulated Depreciation		(8,029)
Property and Equipment, Net		6,168
OTHER NONCURRENT ASSETS:		
Goodwill		2,294
Other Receivables - noncurrent		193
Deferred tax assets - noncurrent		26,376
Other Noncurrent Assets		28,863
Assets	$	67,183
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	406
Accrued salaries and benefits		7,005
Deferred Revenue and other current liabilities		11,559
Current Liabilities		18,970
NONCURRENT LIABILITIES:		
Other Liabilities - Noncurrent		775
Deferred tax liabilities - noncurrent		1,334
Noncurrent Liabilities		2,109
Liabilities		21,079
SHAREHOLDER'S EQUITY:		
Contributed Capital		76,339
Retained deficit		(30,235)
Total Shareholder's Equity		46,104
Total Liabilities and Shareholder's Equity	$	67,183

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYFIX Millennium Group Holdings, LLC (dormant)
Balance Sheet
As of December 31, 2013
(Unaudited)

Assets	
Other Assets	1
Total Assets	$ 1
LIABILITIES and SHAREHOLDER'S EQUITY:	
SHAREHOLDER'S EQUITY:	
Member capital	1
Total Shareholder's Equity	1
Total Liabilities and Shareholder's Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Euronext Holdings, LLC
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Expenses:		
Merger Expenses and Exit Costs	$	71,427
Compensation and Benefits		11,087
Other Operating Expense		130
Operating Expenses		82,644
Operating Loss		(82,644)
Interest Income		2,968
Interest Expense		(92,839)
Foreign Exchange Gain/Loss		495
Other New Financing Income		112,000
Impairment of Investment		801
Income from Assoc/Joint Ventures		(7,962)
Other Income, net		15,463
Pre-Tax Net Loss		(67,181)
Income Tax Benefit		123,376
Net Income	$	56,195

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Euronext Holdings, LLC
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Short Term Investments	$	774
Income Taxes Receivable		299,103
Deferred tax receivable - current		9,466
Current Assets		309,343
OTHER NONCURRENT ASSETS:		
Goodwill		(5)
Other Receivables		6,493
Deferred tax assets		16,471
Other Noncurrent Assets		22,959
Assets	$	332,302
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	444,871
Accrued salaries and benefits		527
Deferred Revenue and other current liabilities		6,483
Deferred tax liabilities - current		754
Short-term Debt		38,376
Current Liabilities		491,011
NONCURRENT LIABILITIES:		
Long Term Debt		2,104,049
Deferred tax liabilities - noncurrent		55,484
Noncurrent Liabilities		2,159,533
Liabilities		2,650,544
SHAREHOLDER'S EQUITY:		
Contributed Capital		(2,720,797)
Retained earnings		402,555
Total Shareholder's Equity		(2,318,242)
Total Liabilities and Shareholder's Equity	$	332,302

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Corpedia Corporation
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenues:	
Other Revenue	$ 23,890
Total Revenue	23,890
Expenses:	
Merger Expenses and Exit Costs	435
Compensation and Benefits	14,052
External System & Communications	584
Professional Services	3,036
Amortization & Depreciation Expense	902
Rent and Other Occupancy	373
Office and Telecom	752
Marketing	237
Other Operating Expense	7,711
Operating Expenses	28,082
Operating Loss	(4,192)
Interest Income	3
Foreign Exchange Loss	(15)
Other Expense	(12)
Pre-Tax Net Loss	(4,204)
Income Tax Benefit	2,073
Net Loss	$ (2,131)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Corpedia Corporation
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	2,269
Accounts Receivable, net of allowance		6,007
Prepaid expenses and other current assets		533
Income Tax Receivable		2,218
Deferred tax asset - current		83
Current Assets		11,110
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost		9,573
Accumulated Depreciation		(5,615)
Property and Equipment, Net		3,958
OTHER NONCURRENT ASSETS:		
Other Receivables		26
Deferred tax assets - noncurrent		23
Other Noncurrent Assets		49
Assets	$	15,117
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	323
Accrued salaries and benefits		1,585
Deferred Revenue and other current liabilities		7,372
Current Liabilities		9,280
NONCURRENT LIABILITIES:		
Other noncurrent liabilities		17
Deferred tax liabilities - noncurrent		829
Noncurrent Liabilities		846
Liabilities		10,126
SHAREHOLDER'S EQUITY:		
Contributed Capital		6,444
Retained Deficit		(1,453)
Total Shareholder's Equity		4,991
Total Liabilities and Shareholder's Equity	$	15,117

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NY Portfolio Clearing, LLC (dormant)
Balance Sheet
As of December 31, 2013
(Unaudited)

Assets	
Other Assets	1
Total Assets	$ 1
LIABILITIES and SHAREHOLDER'S EQUITY:	
SHAREHOLDER'S EQUITY:	
Member capital	1
Total Shareholder's Equity	1
Total Liabilities and Shareholder's Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Futures U.S. Inc.
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	239,121
Revenues from affiliates		34,772
Other revenues		2,174
Total Revenues		276,067
Expenses:		
Compensation and benefits		19,120
Professional services		499
Technology and communication		1,825
Rent and occupancy		6,107
Selling, general and adminstrative		2,483
Depreciation and amortization		22,805
Service and license fees to affiliates		59,928
Operating Expenses		112,767
Operating Income		163,300
Other expenses, net		(4,223)
Other expense, net		(4,223)
Pre-Tax Net Income		159,077
Income tax expense		66,941
Net Income	$	92,136

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S. Inc.
Balance Sheet
As of December 31, 2013
(Unaudited)

Current Assets:		
Cash and cash equivalents	$	52,068
Margin deposits and guaranty funds		1,883,669
Accounts receivable, net of allowance		654
Prepaid expenses and other current assets		27
Due from affiliates, net		40,712
Current Assets		1,977,130
Property and equipment:		
Property and equipment cost		4,704
Accumulated depreciation		(4,086)
Property and equipment, net		618
Other Noncurrent Assets:		
Other noncurrent assets		212
Other Noncurrent Assets		212
Total Assets	$	1,977,960
Current Liabilities:		
Accounts payable and accrued liabilities	$	343
Accrued salaries and benefits		724
Margin deposits and guaranty funds		1,883,669
Income taxes liability		1,427
Current Liabilities		1,886,163
Total Liabilities		1,886,163
Shareholder's Equity:		
Contributed capital		52,710
Retained earnings		39,087
Total Shareholder's Equity		91,797
Total Liabilities and Shareholder's Equity	$	1,977,960

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Clear U.S. Inc.
Statement of Income
Year Ended December 31, 2013
(Unaudited)

Revenues:	
Transaction and clearing fees, net	$ 14,172
Other revenues	5,794
Total Revenues	19,966
Expenses:	
Compensation and benefits	4,618
Professional services	89
Technology and communication	110
Rent and occupancy	566
Selling, general and adminstrative	1,243
Depreciation and amortization	1,093
Service and license fees to affiliates	2,550
Operating Expenses	10,269
Operating Income	9,697
Other expenses, net	(191)
Interest expense to affiliates	(180)
Other expense, net	(371)
Pre-Tax Net Income	9,326
Income tax expense	3,727
Net Income	$ 5,599

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



eCops, LLC (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		**1**
Total Member Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

New York Futures Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Commodity Exchange Center (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Intercontinental Holdings LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Trade Vault, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Transaction fees, net	$	10,251,016
Market data fees		4,715,737
Operating Revenues		**14,966,753**
OPERATING EXPENSES:		
Compensation and benefits		1,633,061
Professional services		63,343
Rent and other occupancy		100,444
Technology		4,601
Selling, general & administration		258,179
Service and license fees to affiliate		2,039,261
Operating Expenses		**4,098,889**
OTHER INCOME:		
Other Income		**1,191**
Net Income	**$**	**10,869,055**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Trade Vault, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	2,460,451
Restricted Cash		2,290,000
Accounts Receivable, net of allowance		4,120,450
Due from affiliate		5,090,622
Current Assets		13,961,523
Total Assets	**$**	**13,961,523**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	49,544
Accrued salaries and benefits		350,102
Current Liabilities		399,646
NONCURRENT LIABILITIES:		
NonCurrent Liabilities		289,530
Total Liabilities		**689,176**
MEMBER EQUITY:		
Additional paid-in capital		539,907
Retained Earnings		12,732,440
Member Equity		**13,272,347**
Total Liabilities and Member Equity	**$**	**13,961,523**



ICE Trade Vault Canada, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:

Other Assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		**1**
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE 4165 LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:

Other assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		1
Total Member Equity	$	1



ICE 5660 LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Rental Revenue	$	2,047,912
Operating Revenues		**2,047,912**
OPERATING EXPENSES:		
Rent and other occupancy		1,882,607
Amortization & depreciation expense		1,327,856
Operating Expenses		**3,210,463**
OTHER INCOME:		
Other Income		**181**
Net loss	**$**	**(1,162,370)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 5660 LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	584,360
Current Assets		584,360
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		37,766,128
Accumulated Depreciation		(1,071,879)
Property and Equipment Net		36,694,249
OTHER NONCURRENT ASSETS		
Other Intangibles, net		725,269
Other noncurrent assets		116,746
Other Noncurrent Assets		842,015
Total Assets	$	**38,120,624**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	1,091,387
Due to Affiliate		283,922
Current Liabilities		1,375,309
NONCURRENT LIABILITIES:		
Other noncurrent liabilities		131,388
Noncurrent Liabilities		131,388
Total Liabilities		**1,506,697**
MEMBER EQUITY:		
Member capital		37,776,297
Net Deficit		(1,162,370)
Member Equity		**36,613,927**
Total Liabilities and Member Equity	$	**38,120,624**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nc recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audi financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not incl all of the information required by generally accepted accounting principles for complete financial statements. These financ statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed w the Securities and Exchange Commission.


ICE TRADE THE WORLD

When-Tech LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Other Revenue	$	6,868,289
Operating Revenues		**6,868,289**
OPERATING EXPENSES:		
Compensation and benefits		3,473,182
Professional services		49,645
Rent and other occupancy		1,145,592
Technology		984,317
Selling, general & administration		188,939
Amortization & depreciation expense		1,285,349
Service and license fees to affiliate		919,277
Operating Expenses		**8,046,301**
OTHER INCOME:		
Other Income		**40**
Net loss	**$**	**(1,177,972)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

When-Tech LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	686,371
Accounts Receivable, net of allowance		1,339,187
Prepaid expenses and other current assets		32,587
Current Assets		2,058,145
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		1,475,183
Accumulated Depreciation		(313,424)
Property and Equipment Net		1,161,759
OTHER NONCURRENT ASSETS		
Goodwill		16,236,691
Other Intangibles, net		2,793,333
Restricted Cash Long Term		360,375
Other Noncurrent Assets		19,390,399
Total Assets	$	**22,610,303**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	349,938
Accrued salaries and benefits		692,809
Other current liabilities		102,766
Due to Affiliate		2,850,702
Current Liabilities		3,996,215
Total Liabilities		**3,996,215**
MEMBER EQUITY:		
Additional paid-in capital		1,093,505
Retained Deficit		(1,425,973)
Member Capital		18,946,556
Member Equity		**18,614,088**
Total Liabilities and Member Equity	$	**22,610,303**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu all of the information required by generally accepted accounting principles for complete financial statements. These financ statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed w the Securities and Exchange Commission.


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Pit Trader, LLC (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice
TRADE THE WORLD

IntercontinentalExchange International, Inc
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE UK GP, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE UK LC, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE Markets, Inc.
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Affiliate Revenue	$	12,455,705
Operating Revenues		**12,455,705**
OPERATING EXPENSES:		
Compensation and benefits		5,597,329
Professional services		285,000
Rent and other occupancy		711,478
Technology		102,225
Selling, general & administration		377,325
Amortization & depreciation expense		55,323
Intercompany Expense		3,354,160
Operating Expenses		**10,482,840**
OTHER EXPENSE:		
Other Expense		**1**
Pre-Tax Net Income		1,972,864
Income Tax Expense		1,047,226
Net Income	**$**	**925,638**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Markets, Inc.
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	22,777
Due from Affiliates		10,724,234
Current Assets		10,747,011
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		86,732
Accumulated Depreciation		(77,440)
Property and Equipment Net		9,292
Total Assets	**$**	**10,756,303**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	68,500
Accrued salaries and benefits		1,140,397
Income taxes payable		70,765
Current Liabilities		1,279,662
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		784,271
Other noncurrent liabilities		4,499
NonCurrent Liabilities		788,770
Total Liabilities		**2,068,432**
MEMBER EQUITY:		
Additional paid-in capital		4,887,604
Retained Earnings		3,800,267
Member Equity		8,687,871
Total Liabilities and Member Equity	**$**	**10,756,303**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not incl all of the information required by generally accepted accounting principles for complete financial statements. These financ statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes th for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:

Other Assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE Data LP
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Market data revenue	$	9,557,107
Revenue from affiliate		45,976,668
Operating Revenues		**55,533,775**
OPERATING EXPENSES:		
Compensation and benefits		1,540,192
Professional services		(55,250)
Rent and other occupancy		250,700
Technology		173,603
Selling, general & administration		147,810
Amortization & depreciation expense		1,402
Operating Expenses		**2,058,457**
Pre-Tax Net Income		53,475,318
Income tax expense		19,404,697
Net Income	**$**	**34,070,621**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE Data LP
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Accounts Receivable, net of allowance	$	2,121,203
Deferred tax assets - current		2,833
Due from affiliates		32,986,071
Current Assets		35,110,107
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		29,487
Accumulated Depreciation		(29,487)
Property and Equipment Net		0
OTHER NONCURRENT ASSETS		
Deferred tax asset - noncurrent		31,140
Other Noncurrent Assets		31,140
Total Assets	$	**35,141,247**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	86,045
Accrued salaries and benefits		307,836
Income taxes payable		2,629,614
Other current liabilities		1,430,786
Current Liabilities		4,454,281
Total Liabilities		**4,454,281**
MEMBER EQUITY:		
Additional paid-in capital		1,297,070
Retained Earnings		207,389,896
Dividends Paid to Affiliates		(178,000,000)
Member Equity		30,686,966
Total Liabilities and Member Equity	$	**35,141,247**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu all of the information required by generally accepted accounting principles for complete financial statements. These financ statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes th for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE US OTC Commodity Markets, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Transaction fees, net	$	24,558,982
Market data fees		61,714,210
Operating Revenues		**86,273,192**
OPERATING EXPENSES:		
Compensation and benefits		56,250
Professional services		(2)
Selling, general & administration		655,457
Service & license fees to affiliates		46,390,409
Operating Expenses		**47,102,114**
OTHER INCOME:		
Other Income		**4,290**
Pre-Tax Net Income		39,175,368
Provision for Taxes		25,805
Net Income	$	**39,149,563**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	16,285,071
Accounts Receivable, net of allowance		15,034,386
Current Assets		31,319,457
Total Assets	**$**	**31,319,457**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	6,495,788
Due to affiliate		382,657
Current Liabilities		6,878,445
Total Liabilities		**6,878,445**
MEMBER EQUITY:		
Additional paid-in capital		192,729
Net Income		24,248,283
Member Equity		**24,441,012**
Total Liabilities and Member Equity	**$**	**31,319,457**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the auditı financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Chatham Energy LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Revenue from affiliate	$	10,237,097
Operating Revenues		**10,237,097**
OPERATING EXPENSES:		
Compensation and benefits		6,802,547
Professional services		28,304
Rent and other occupancy		377,393
Technology		264,938
Selling, general & administration		382,819
Amortization & depreciation expense		1,617,610
Operating Expenses		**9,473,611**
Net Income	**$**	**763,486**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Chatham Energy LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	14,460
Due from affiliate		23,220,200
Current Assets		23,234,660
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		180,079
Accumulated Depreciation		(75,132)
Property and Equipment Net		104,947
OTHER NONCURRENT ASSETS		
Goodwill		5,402,420
Other intangibles, net		9,308,000
Other Noncurrent Assets		14,710,420
Total Assets	$	**38,050,027**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	29,774
Accrued salaries and benefits		1,883,345
Current Liabilities		1,913,119
Total Liabilities		**1,913,119**
MEMBER EQUITY:		
Member capital		28,955,864
Additional paid-in capital		92,391
Net Income		7,086,653
Member Equity		**36,134,908**
Total Liabilities and Member Equity	$	**38,048,027**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

OPERATING EXPENSES:		
Selling, general & administration	$	500
Operating Expenses		**500**
OTHER EXPENSE:		
Other Expense		326,155
Other Expense		**326,155**
Net loss	**$**	**326,655**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

OTHER NONCURRENT ASSETS		
Other noncurrent assets	$	718,453
Other Noncurrent Assets		718,453
Total Assets	$	**718,453**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate	$	500
Current Liabilities		500
Total Liabilities		**500**
MEMBER EQUITY:		
Member capital		2,246,500
Net Deficit		(1,528,547)
Member Equity		**717,953**
Total Liabilities and Member Equity	$	**718,453**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the auditı financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not incluı of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

OPERATING EXPENSES:		
Selling, general & administration	$	41,348
Operating Expenses		**41,348**
Net Loss	**$**	**(41,348)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	296,395
Current Assets		296,395
OTHER NONCURRENT ASSETS		
Goodwill		1,131,397
Other Noncurrent Assets		1,131,397
Total Assets	**$**	**1,427,792**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	1,858,102
Current Liabilities		1,858,102
Total Liabilities		**1,858,102**
MEMBER EQUITY:		
Member capital		1
Net Deficit		(430,311)
Member Equity		**(430,310)**
Total Liabilities and Member Equity	**$**	**1,427,792**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE Execution Services LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

OPERATING EXPENSES:		
Professional Services	$	21,989
Technology Exepenses		255,437
Rent and Other Occupancy		107,261
Selling, general & administration		32,337
Service & license fees to affiliates		572,849
Operating Expenses		**989,873**
Operating Loss		**(989,873)**
OTHER EXPENSE:		
Other Expense		**(89,545)**
Net Loss	**$**	**(1,079,418)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Execution Services LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	469,786
Prepaid expenses and other current assets		4,981,662
Current Assets		5,451,448
PROPERTY PLANT AND EQUIPMENT		
Property and Equipment Cost		13,241
Accumulated Depreciation		(13,241)
Property and Equipment, Net		0
Total Assets	**$**	**5,451,448**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	41,675
Due to affiliates		4,122,242
Current Liabilities		4,163,917
Total Liabilities		**4,163,917**
MEMBER EQUITY:		
Member capital		5,259,381
Net Deficit		(3,971,850)
Member Equity		**1,287,531**
Total Liabilities and Member Equity	$	**5,451,448**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

OPERATING EXPENSES:		
Compensation and benefits	$	176,301
Selling, general & administration		249
Amortization & depreciation expense		986,118
Operating Expenses		**1,162,668**
Net Loss	**$**	**(1,162,668)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

PLANT PROPERTY AND EQUIPMENT		
Property and Equipment Cost	$	1,032,239
Accumulated Depreciation		(502,703)
Property and Equipment Net		529,536
OTHER NONCURRENT ASSETS		
Other intangibles, net		110,556
Other Noncurrent Assets		110,556
Total Assets	**$**	**640,092**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	1,999,005
Current Liabilities		1,999,005
Total Liabilities		**1,999,005**
MEMBER EQUITY:		
Member capital		1,518,633
Additional paid-in capital		139,693
Net Deficit		(3,017,239)
Member Equity		**(1,358,913)**
Total Liabilities and Member Equity	**$**	**640,092**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the auditı financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Yellow Jacket
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Other Revenue	$	4,561,144
Operating Revenues		**4,561,144**
OPERATING EXPENSES:		
Compensation and benefits		4,190,718
Professional services		112,592
Rent and other occupancy		1,451,739
Technology		288,793
Selling, general & administration		242,670
Amortization & depreciation expense		3,635,934
Service & license fees to affiliates		1,833,853
Operating Expenses		**11,756,299**
Pre-Tax Net Deficit		(7,195,155)
Income tax benefit		(2,635,007)
Net Deficit	**$**	**(4,560,148)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Yellow Jacket
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Accounts Receivable, net of allowance	$	2,213,660
Deferred tax assets - current		380,246
Prepaid expenses and other current assets		4,961
Current Assets		2,598,867
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		13,817,009
Accumulated Depreciation		(8,834,829)
Property and Equipment Net		4,982,180
OTHER NONCURRENT ASSETS		
Goodwill		62,065,301
Other intangibles, net		5,172,727
Other Noncurrent Assets		11,200
Other Noncurrent Assets		67,249,228
Total Assets	$	**74,830,275**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	29,686
Accrued salaries and benefits		1,369,589
Other current liabilities		1,188,281
Due to affiliate		29,902,299
Current Liabilities		32,489,855
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		3,115,865
NonCurrent Liabilities		3,115,865
Total Liabilities		**35,605,720**
MEMBER EQUITY:		
Member capital		55,107,392
Additional paid-in capital		3,633,991
Net Deficit		(19,516,828)
Member Equity		**39,224,555**
Total Liabilities and Member Equity	$	**74,830,275**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audite financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not includ of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Credit Hub, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Transaction Fees, net	$	35,000
Operating Revenues		**35,000**
OPERATING EXPENSES:		
Compensation and benefits		1,479,414
Professional services		347,681
Rent and other occupancy		220,218
Technology		61,037
Selling, general & administration		67,552
Amortization & depreciation expense		1,252,823
Service & license fees to affiliates		578,867
Operating Expenses		**4,007,592**
Pre-Tax Net loss		(3,972,592)
Provision for Taxes		144
Net loss	$	**(3,972,736)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	19,715
Current Assets		19,715
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		3,628,905
Accumulated Depreciation		(1,175,314)
Property and Equipment Net		2,453,591
OTHER NONCURRENT ASSETS		
Goodwill		4,776,309
Other Intangibles, net		627,778
Other Noncurrent Assets		18,696
Other Noncurrent Assets		5,422,783
Total Assets	$	**7,896,089**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	40,912
Accrued salaries and benefits		535,170
Due to affiliate		7,749,411
Current Liabilities		8,325,493
NONCURRENT LIABILITIES:		
Other noncurrent liabilities		15,491
NonCurrent Liabilities		15,491
Total Liabilities		**8,340,984**
MEMBER EQUITY:		
Member capital		6,120,000
Additional paid-in capital		711,717
Net deficit		(7,276,612)
Member Equity		**(444,895)**
Total Liabilities and Member Equity	$	**7,896,089**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audite financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not includ of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes ther for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Swap Trade LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)
(in thousands)

REVENUES:		
Transaction fees	$	1,431
Operating Revenues		1,431
OPERATING EXPENSES:		
Compensation and benefits		12
Professional services		225
Selling, general & administration		22
Service and license fees to affiliate		1,958
Operating Expenses		**2,217**
Other Expense		11
Net loss	**$**	**(797)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Swap Trade LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	6,099
Restricted Cash		3,120
Accounts Receivable, net of allowance		98
Current Assets		9,317
Total Assets	$	**9,317**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	19
Due to affiliate		899
Current Liabilities		918
MEMBER EQUITY:		
Member capital		9,200
Retained deficit		(801)
Member Equity		**8,399**
Total Liabilities and Member Equity	$	**9,317**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE US Holdings LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:

Other assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		1
Total Liabilities and Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE US Holding Company GP, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice CLEAR CREDIT

ICE Clear Credit
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenues:		
Clearing and Processing Fees	$	59,024
Other Revenue		2,202
Affiliate Revenue		6,986
Total Revenue		68,212
Expenses:		
Compensation and Benefits		9,007
Restricted Stock and Options Expense		5,378
Professional Services		904
Acquisition-related Transaction Costs		15
Technology Expenses		2,620
Rent and Other Occupancy		604
Selling, General, & Administration		1,717
Amortization & Depreciation Expense		2,915
Service and License Fees to Affiliates		31,924
Operating Expenses		55,084
Operating Income		13,128
Interest Expense		(248)
Pre-Tax Net Income		12,880
Income Tax Expense		577
Net Income	$	12,303

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice CLEAR CREDIT

ICE Clear Credit
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	6,450
Cash - clearing member deposits		15,707,846
Accounts Receivable, net of allowance		2,939
Deferred tax assets - current		8
Prepaid expenses and other current assets		17
Current income tax receivable		429
Due from affiliates, net		35,777
Current Assets		15,753,466
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost		11,048
Accumulated Depreciation		(5,326)
Property and Equipment, Net		5,722
OTHER NONCURRENT ASSETS:		
Other noncurrent assets		423
Restricted Cash Long Term		50,000
Other Noncurrent Assets		50,423
Assets	$	15,809,611
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2,446
Accrued salaries and benefits		3,072
Margin deposits and guaranty funds		15,707,846
Deferred Revenue		4,173
Current Liabilities		15,717,537
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		199
Noncurrent Liabilities		199
Liabilities		15,717,736
MEMBER EQUITY:		
Member Capital		65,132
Retained earnings		26,743
Total Member Equity		91,875
Total Liabilities and Member Equity	$	15,809,611

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The Clearing Corporation
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

venue	$ 201
₹evenue	24,017
nue	24,218
;ation and Benefits	3,813
d Stock and Options Expense	1,147
ınal Services	87
gy Expenses	1,749
Other Occupancy	252
;eneral, & Adminstration	399
tion & Depreciation Expense	5,334
ees to Affiliates	645
Expenses	13,426
Income	10,792
ıcome	20
:xpense	181
me	(161)
ɜt Income	10,631
⟨ Expense	4,971
ɜ	$ 5,660

The Clearing Corporation
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	14,441
Cash - clearing member deposits		2,736
Restricted Cash		135
Prepaid expenses and other current assets		1,257
Due from affiliates, net		2,643
Current Income Tax Receivable		1,686
Current Assets		22,898
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost		5,622
Accumulated Depreciation		(5,534)
Property and Equipment, Net		88
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other intangibles assets, net		11,286
Deferred tax assets		6,291
Other Noncurrent Assets		40,091
Assets	$	63,077
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	110
Accrued salaries and benefits		558
Margin deposits and guaranty funds		2,736
Deferred Revenue and other current liabilities		1,119
Income taxes payable		
Current Liabilities		5,947
Liabilities		5,947
SHAREHOLDER'S EQUITY:		
Contributed Capital		68,800
Retained deficit		(11,670)
Total Shareholder's Equity		57,130
Total Liabilities and Shareholder's Equity	$	63,077



Clearing Corporation for Options and Securities (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Guaranty Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:	
Other Assets	1
Total Assets	$ 1
LIABILITIES AND MEMBER EQUITY:	
MEMBER EQUITY:	
Member capital	1
Member Equity	1
Total Member Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Depositary, Inc. (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:

Other Assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



onExchange Board of Trade (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

onExchange Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:	
Other Assets	1
Total Assets	$ 1
LIABILITIES AND MEMBER EQUITY:	
MEMBER EQUITY:	
Member capital	1
Member Equity	1
Total Member Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX GROUP INC.
BALANCE SHEET
As of December 31, 2013

CURRENT ASSETS:		
Cash and Cash Equivalents	$	5,895,277
Restricted Cash		2,036,138
Accounts Receivable, net of allowance		955,284
Deferred tax assets - current		778,813
Prepaid expenses and other current assets		1,050,620
Current Income Tax Receivable		686,127
Current Assets		11,402,259
PLANT PROPERTY AND EQUIPMENT:		
Property and Eqipment Cost		18,009,546
Accumulated Depreciation		(10,717,820)
Property and Equipment, Net		7,291,726
OTHER NONCURRENT ASSETS:		
Goodwill		361,932,052
Other intangibles, net		98,494,417
Other noncurrent assets		454,689
Restricted Cash Long Term		320,625
Other Noncurrent Assets		461,201,783
Assets	$	479,895,768
LIABILITIES and SHAREHOLDERS EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	782,145
Accrued salaries and benefits		2,640,424
Other current liabilities		1,252,553
Due to affiliates, net		398,645,652
Current Liabilities		403,320,774
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		43,016,277
Other noncurrent liabilities		96,467
Noncurrent Liabilities		43,112,744
Liabilities		446,433,518
SHAREHOLDERS EQUITY:		
Additional paid-in capital		11,213,349
Contributed capital		416,700,802
Retained Deficit		(396,145,331)
Accumulated other comprehensive income		1,693,430
Shareholder's Equity		33,462,250
Total Liabilities and Shareholder's Equity	$	479,895,768



CREDITEX GROUP INC.
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Transaction fees, net	$	1,798,830
Other Revenue		993,675
Affiliate Revenue		1,243,410
Total Revenue		**4,035,915**
Compensation and benefits		22,457,592
Professional Services		392,767
Technology Expenses		1,590,580
Rent and Other Occupancy		4,544,162
Selling, General & Administration		1,247,558
Amortization & depreciation expense		24,867,309
Service & license fees to affiliate		20,882,573
Operating Expenses		**75,982,541**
Operating Loss		**(71,946,626)**
Interest income		10,554
Interest expense to affiliates		31,303
Other Income, net		(309,574)
Other Expense		**(267,717)**
Pre-Tax Net Loss		**(72,214,343)**
Provision for Taxes		(6,650,052)
Deferred Tax Expense		(9,854,290)
Income Tax Expense		**(16,504,342)**
Net Loss	**$**	**(55,710,000)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE PROCESSING LLC
BALANCE SHEET
As of December 31, 2013
(unaudited)

OTHER NONCURRENT ASSETS:		
Investment in Affiliates		$ 8,536,324
	Other Noncurrent Assets	8,536,324
	Assets	$ 8,536,324
LIABILITIES and SHAREHOLDERS EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		$ 8,582,720
	Current Liabilities	8,582,720
SHAREHOLDERS EQUITY:		
Retained Deficit		(46,397)
	Shareholder's Equity	(46,397)
	Total Liabilities and Shareholder's Equity	$ 8,536,324

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE PROCESSING LLC
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Other Expense	$	39,186
Pre-Tax Net loss		39,186
Net loss	$	(39,196)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

CREDITEX LLC
BALANCE SHEET
As of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,488,779
Accounts Receivable, net of allowance		7,743,653
Due from affiliates, net		419,796,878
Current Assets	$	429,029,310
SHAREHOLDERS EQUITY:		
Contributed capital	$	90,240,759
Retained Earnings		338,788,551
Shareholder's Equity	$	429,029,310

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX LLC
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Total Revenue	$	32,243,433
Selling, General & Administration		26,691
Operating Expenses		26,691
Operating Income		32,216,742
Other Expense		23,546
Pre-Tax Net Income		32,193,195
Net Income	$	32,193,195

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2013

CURRENT ASSETS:		
Deferred tax assets - current	$	36,492
Current Assets		36,492
OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent		813,956
Investment in Affiliates		4,178,291
Other Noncurrent Assets		4,992,247
Assets	$	5,028,739
LIABILITIES and SHAREHOLDERS EQUITY:		
CURRENT LIABILITIES:		
Income taxes payable	$	39,165
Due to affiliates, net		5,394,972
Current Liabilities		5,434,137
SHAREHOLDERS EQUITY:		
Retained Deficit		(1,261,082)
Accumulated other comprehensive income		855,684
Shareholder's Equity		(405,398)
Total Liabilities and Shareholder's Equity	$	5,028,739

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Total Revenue		
Selling, General & Administration	$	36
Operating Expenses		36
Operating Loss		(36)
Pre-Tax Net Loss		(36)
Income Tax Expense		255,146
Net Loss	$	(255,182)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

CREDITEX SECURITIES CORP
BALANCE SHEET
As of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	3,519,622
Restricted Cash		400,000
Accounts Receivable, net of allowance		3,662,564
Deferred tax assets - current		385,778
Prepaid expenses and other current assets		1,361,511
Current Assets		9,329,475
OTHER NONCURRENT ASSETS:		
Other noncurrent assets		250,000
Other Noncurrent Assets		250,000
Assets	$	9,579,475
LIABILITIES and SHAREHOLDERS EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	42,845
Accrued salaries and benefits		769,630
Income taxes payable		72,390
Due to affiliates		2,150,008
Current Liabilities		3,034,873.00
SHAREHOLDERS EQUITY:		
Retained Earnings		4,254,602
Contributed capital		2,290,000
Shareholder's Equity		6,544,602
Total Liabilities and Shareholder's Equity	$	9,579,475

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

CREDITEX SECURITIES CORP
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Transaction fees, net	$	18,228,846
Market data fees		3,450
Total Revenue		18,232,296
Compensation and benefits		4,703,079
Professional Services		55,493
Technology Expenses		341,223
Rent and Other Occupancy		593,877
Selling, General & Administration		173,715
Service & license fees to affiliates		12,375,122
Operating Expenses		18,242,509
Operating Loss		(10,213)
Interest expense		(718)
Other Income, net		(1,173)
Other Expense		(1,891)
Pre-Tax Net Loss		(12,104)
Income Tax Expense		118,027
Net Loss	$	(130,131)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

E WORLD

QW HOLDINGS , LLC
BALANCE SHEET
As of December 31, 2013
(Unaudited)

NT ASSETS:		
Current Income Tax Receivable	$	2,000
Due from affiliates, net		5,090,940
Income taxes receivable		700
urrent Assets		5,093,640
otal Assets	$	5,093,640
HOLDERS EQUITY:		
Additional paid-in capital	$	3,495,155
Retained Earnings		425,927
Contributed capital		1,172,558
hareholder's Equity		5,093,640
otal Assets	$	5,093,640

n of management, the accompanying unaudited financial statements contain all adjustments (consisting of rring adjustments) necessary to fairly present our financial position and results of operations for the period ertain information normally included in financial statements prepared in accordance with accounting nerally accepted in the United States of America have been condensed or omitted. These financial statements de income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at t does not include all of the information required by generally accepted accounting principles for complete tements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, l statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual rm 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Total Revenue		
Professional Services	$	396
Selling, General & Administration		300
Operating Expenses		**696**
Operating loss		**(696)**
Pre-Tax Net loss		**(696)**
Income Tax Expense		**300**
Net loss	**$**	**(996)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2013
(Unaudited)

CURRENT ASSETS:			
Current Income Tax Receivable		$	1,823
	Current Assets		1,823
OTHER NONCURRENT ASSETS:			
Investment in Affiliates			1,988,697
	Other Noncurrent Assets		1,988,697
	Assets	$	1,990,520
LIABILITIES and SHAREHOLDERS EQUITY:			
CURRENT LIABILITIES:			
Due to Affiliates		$	1,668,825
	Current Liabilities		1,668,825
SHAREHOLDERS EQUITY:			
Retained Earnings			321,695
	Shareholder's Equity		321,695
	Total Liabilities and Shareholder's Equity	$	1,990,520

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Total Revenue		
Professional Services	$	102
Selling, General & Administration		250
Operating Expenses		352
Operating Loss		(352)
Other Income, net		(721)
Other Expense		(721)
Pre-Tax Net Loss		(1,073)
Income Tax Benefit		(926)
Net Loss	$	(147)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

TradeCapture OTC Holdings Inc.
Income Statement
Year Ended December 31, 2013
(Unaudited)

OPERATING EXPENSES:		
Selling, general & administration	$	436
Amortization & depreciation expense		628,125
Operating Expenses		**628,561**
Pre-Tax Net loss		(628,561)
Income tax benefit		1,911,505
Net Income	$	**1,282,944**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Income Tax Recievable	$	230,576
Deferred tax assets - current		148,772
Due from affiliate		3,724,218
Current Assets		4,103,566
OTHER NONCURRENT ASSETS		
Goodwill		8,744,140
Other intangibles, net		910,000
Deferred tax assets - noncurrent		540,247
Other Noncurrent Assets		10,194,387
Total Assets	$	**14,297,953**
MEMBER EQUITY:		
Member capital	$	10,879,661
Net Income		3,418,292
Member Equity		**14,297,953**
Total Member Equity	$	**14,297,953**

·inion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal ; adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain ion normally included in financial statements prepared in accordance with accounting principles generally accepted in the tates of America have been condensed or omitted. These financial statements do not include income taxes accounting and ethod accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of tinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information by generally accepted accounting principles for complete financial statements. These financial statements should be read ıction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December , which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Other Revenue	$	838,599
Operating Revenues		**838,599**
OPERATING EXPENSES:		
Compensation and benefits		1,861,735
Professional services		96,043
Rent and other occupancy		83,971
Technology		274,881
Selling, general & administration		23,450
Amortization & depreciation expense		765,043
Service & license fees to affiliates		2,175,223
Operating Expenses		**5,280,346**
Operating Loss		**(4,441,747)**
OTHER INCOME:		
Other Income		**83**
Net Loss	$	**(4,441,664)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Accounts Receivable, net of allowance	$	163,424
Prepaid expenses and other current assets		16,186
Current Assets		179,610
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		2,820,748
Accumulated Depreciation		(1,426,754)
Property and Equipment Net		1,393,994
OTHER NONCURRENT ASSETS		
Investment in Subsidiary		167,670
Other Noncurrent Assets		5,000
Other Noncurrent Assets		172.670
Total Assets	$	**1,746,274**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	71,410
Accrued salaries and benefits		464,724
Due to Affiliates		10,915,265
Current Liabilities		11,451,399
NONCURRENT LIABILITIES:		
Other noncurrent liabilities		5,310
NonCurrent Liabilities		5,310
Total Liabilities		**11,456,709**
MEMBER EQUITY:		
Additional paid-in capital		3,334,941
Net Deficit		(13,045,376)
Member Equity		**(9,710,435)**
Total Liabilities and Member Equity	$	**1,746,274**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu all of the information required by generally accepted accounting principles for complete financial statements. These financ statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed w the Securities and Exchange Commission.


ice TRADE THE WORLD

Tap and Trade Inc (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		**1**
Total Member Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Transaction Fees, net	$	7,203
Other Revenue		2,500
Operating Revenues		**9,703**
OPERATING EXPENSES:		
Compensation and benefits		2,021,495
Professional services		73,017
Rent and other occupancy		143,741
Technology		8,916
Selling, general & administration		143,050
Operating Expenses		**2,390,219**
Operating loss		**(2,380,516)**
OTHER INCOME:		
Other loss		**83,839**
Pre-Tax Net loss		(2,296,677)
Income tax expense		715,349
Net loss	**$**	**(3,012,026)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	2,488,458
Income taxes receivable		110,943
Deferred tax assets - current		163,941
Prepaid expenses and other current assets		26,537
Due from affiliates		5,755,343
Current Assets		8,545,222
OTHER NONCURRENT ASSETS		
Investment in Subsidiary		24,495,295
Other Noncurrent Assets		24,495,295
Total Assets	$	**33,040,517**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	183,235
Accrued salaries and benefits		334,194
Current Liabilities		517,429
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		24,401,595
Other noncurrent liabilities		50,000
NonCurrent Liabilities		24,451,595
Total Liabilities		**24,969,024**
MEMBER EQUITY:		
Additional paid-in capital		1,430,146
Dividends Received from Affiliates		17,266,137
Net Deficit		(10,624,790)
Member Equity		**8,071,493**
Total Liabilities and Member Equity	$	**33,040,517**

ıf management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring ɜcessary to fairly present our financial position and results of operations for the period presented. Certain information ed in financial statements prepared in accordance with accounting principles generally accepted in the United States of een condensed or omitted. These financial statements do not include income taxes accounting and equity method : balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange : ultimate parent company) at that date but does not include all of the information required by generally accepted ciples for complete financial statements. These financial statements should be read in conjunction with the lExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained eport on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

OPERATING EXPENSES:		
Compensation and benefits	$	72,500
Professional services		(152,742)
Selling, general & administration		1,056
Operating Loss		**(79,186)**
OTHER EXPENSE:		
Other Expense, net		**(1,999,143)**
Net Loss	**$**	**(1,919,957)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,442,227
Restricted Cash		40,000
Current Assets		1,482,227
OTHER NONCURRENT ASSETS		
Other Noncurrent Assets		2,529,373
Other Noncurrent Assets		2,529,373
Total Assets	$	**4,011,600**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Intercompany	$	10,297,018
Current Liabilities		10,297,018
Total Liabilities		**10,297,018**
MEMBER EQUITY:		
Retained Deficit		(6,285,418)
Member Equity		**(6,285,418)**
Total Liabilities and Member Equity	$	**4,011,600**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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INTERCONTINETALEXCHANGE GROUP, INC
BALANCE SHEET
As of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents		$1,641,404
Prepaid expenses and other current assets		204,902
Due from affiliates		900,048,947
	Current Assets	901,895,253
OTHER NONCURRENT ASSETS:		
Investment in affiliates		11,089,032,286
Other noncurrent assets		13,636,713
	Other Noncurrent Assets	11,102,668,999
	Assets	$ 12,004,564,252
LIABILITIES and SHAREHOLDERS EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		$18,851,685
Accrued salaries and benefits		625,543
Long term debt - current portion		1,079,580,357
	Current Liabilities	1,099,057,585
NONCURRENT LIABILITIES:		
Notes Payable Long-term		1,393,433,195
	Noncurrent Liabilities	1,393,433,195
	Liabilities	2,492,490,780
SHAREHOLDERS EQUITY:		
Common stock, $0.01 par value		1,150,789
Treasury stock, at cost		(52,533,106)
Additional paid-in capital		9,646,563,742
Retained Earnings		(7,891,527)
Dividends Paid/Received		(75,216,426)
	Shareholder's Equity	9,512,073,472
	Total Liabilities and Shareholder's Equity	$ 12,004,564,252

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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IntercontinentalExchange Group Inc
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Compensation and benefits	$ 149,755
Professional Services	75,993
Selling, General & Administration	6,008
Operating Expenses	231,757
Operating Loss	**(231,757)**
Interest income	121,137
Affiliate Interest Income (Expense)	(433,654)
Interest expense	(11,596,538)
Other Expense	**(11,909,055)**
Pre-Tax Net Loss	**(12,140,811)**
Provision for Taxes	(4,249,284)
Net Loss	**$ 7,891,527)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINETALEXCHANGE, INC.
BALANCE SHEET
As of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents		$10,450,769
Short-term Investments		4,402
Accounts Receivable, net of allowance		6,616,045
Deferred tax assets - current		1,766,701
Prepaid expenses and other current assets		17,815,105
Current Income Tax Receivable		27,157,450
	Current Assets	63,810,472
PLANT PROPERTY AND EQUIPMENT:		
Property and Eqipment Cost		373,363,062
Accumulated Depreciation		(206,586,753)
	Property and Equipment, Net	166,776,309
OTHER NONCURRENT ASSETS:		
Goodwill		87,773,114
Other intangibles, net		11,733,791
Investment in Affiliates		834,461,052
Other noncurrent assets		18,950,450
	Other Noncurrent Assets	952,918,407
	Assets	$1,183,505,188
LIABILITIES and SHAREHOLDERS EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		$12,147,068
Accrued salaries and benefits		25,106,911
Other current liabilities		10,409,230
Due to Affiliates		755,584,892
Long term debt - current portion		54,926,472
	Current Liabilities	858,174,573
NONCURRENT LIABILITIES:		
Notes Payable Long-term		323,455,881
Other noncurrent liabilities		36,391,523
	Noncurrent Liabilities	359,847,404
	Liabilities	1,218,021,977
Noncontrolling Interest		67,729,354
SHAREHOLDERS EQUITY:		
Treasury stock, at cost		2,223
Additional paid-in capital		90,771,236
Retained Earnings		(209,072,967)
Accumulated other comprehensive income		16,053,365
	Shareholder's Equity	(102,246,143)
	Total Liabilities and Shareholder's Equity	$1,183,505,188

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINETALEXCHANGE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Transaction fees, net	$16,670,022
Other Revenue	10,329,255
Affiliate Revenue	217,973,005
Total Revenue	244,972,281
Compensation and benefits	91,667,229
Professional Services	12,453,418
M&A Expenses	93,310,448
Technology Expenses	31,284,853
Rent and Other Occupancy	4,578,788
Selling, General & Administration	13,192,679
Amortization & depreciation expense	49,675,016
Affiliate Expense	5,311,582
Operating Expenses	301,474,013
Operating Loss	**(56,501,732)**
Interest income	1,357,133
Affiliate Interest Income	2,060,755
Interest expense	(33,796,461)
Other Income, net	(53,163,059)
Other Loss	**(83,541,631)**
Pre-Tax Net Loss	**(140,043,363)**
Income Tax Benefit	14,345,694
Net Loss	**(125,697,669)**
Minority Interest Expense	**12,893,360**
Net Loss Attributable to ICE	**($138,591,029)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.